THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 6, 2022 Dated this 6th day of May, 2022 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Mathias Jalali Scrutineer 1. Scrutineers' Report on result of vote by ballot on the Election of Directors The undersigned Scrutineers hereby report that the shareholders present in person or represented by proxy at this Meeting voted on the Election of Directors as follows: Nominees For % For Withhold % Withhold 1. Sheila C. Bair 102,436,005 99.18% 844,545 0.82% 2. Marc Bédard 103,024,124 99.75% 256,426 0.25% 3. Pierre Larochelle 102,915,870 99.65% 364,680 0.35% 4. Ann L. Payne 103,110,564 99.84% 169,986 0.16% 5. Pierre-Olivier Perras 101,865,091 98.63% 1,415,459 1.37% 6. Michel Ringuet 103,051,838 99.78% 228,712 0.22% 7. Lorenzo Roccia 103,043,993 99.77% 236,557 0.23% 8. Pierre Wilkie 102,797,714 99.53% 482,836 0.47%

THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 6, 2022 Dated this 6th day of May, 2022 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Mathias Jalali Scrutineer 2. Scrutineers' Report on result of vote by ballot on the Appointment of Raymond Chabot Grant Thornton LLP as Auditors of the Corporation The undersigned Scrutineers hereby report that on the poll taken on the above-mentioned motion, the shareholders present in person or represented by proxy at this Meeting voted as follows: Total Votes Percentage of Votes Cast Votes For 109,744,007 99.78% Votes Withheld 238,401 0.22% Total Votes Cast 109,982,408 100.00%